Rule 425
                                                                   Talk.com Inc.
 [TALK.COM LOGO]                                              File No. 333-40980


                               IMPORTANT REMINDER

                                                               July 17, 2000

Dear Fellow Stockholder:

Our Annual Meeting of Stockholders is fast approaching and according to our latest records, your VOTE for this meeting has not been received. At TALK.COM we have always been proud of the fact that our stockholder base is primarily made up of individual investors like yourself. Regardless of the number of shares you own, your vote is very important to us and WE NEED YOUR SUPPORT.

For example, we need at least 50.01% of the outstanding stock to be represented at the meeting in order to have a quorum. Therefore a significant voting return from our individual investors is required. Please save your company the expense of additional solicitation costs by voting in FAVOR of all proposals as soon as possible.

      YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF ALL PROPOSALS.

Your bank or broker allows you to vote your shares telephonically or via the Internet if you wish. The voting process is quick and easy. Kindly follow the voting instructions that are listed below. PLEASE REMEMBER THAT YOUR BANK OR BROKER CANNOT VOTE YOUR SHARES UNTIL YOU INSTRUCT HIM OR HER TO DO SO.

YOU MAY VOTE FOLLOWING ONE OF THE FOLLOWING METHODS:

o Call the toll-free 800# on the voting form included in this package. This call will not cost you anything. Using your 12-digit control number located on the voting form cast your ballot.

o Vote over the Internet at www.proxyvote.com using the 12-digit control number located on the voting form.

o Sign the proxy and mail it back in the enclosed postage-paid envelope prior to the meeting date.

WE HAVE FILED WITH THE SEC A REGISTRATION STATEMENT ON FORM S-4, SEC REGISTRATION NO. 333-40980. THE REGISTRATION STATEMENT CONTAINS A JOINT PROXY STATEMENT/PROSPECTUS OF TALK.COM AND ACCESS ONE COMMUNICATIONS CORP. WHICH HAS PREVIOUSLY BEEN DISTRIBUTED TO OUR STOCKHOLDERS IN CONNECTION WITH THE ANNUAL MEETING. THE REGISTRATION STATEMENT ALSO INCORPORATES BY REFERENCE OTHER
DOCUMENTS THAT WE HAVE FILED WITH THE SEC. WE STRONGLY URGE YOU TO READ THE REGISTRATION STATEMENT AND THESE OTHER DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION CONCERNING TALK.COM, ACCESS ONE AND THE MATTERS TO BE CONSIDERED AND VOTED ON AT THE ANNUAL MEETING. THE REGISTRATION STATEMENT AND THE OTHER DOCUMENTS MAY BE OBTAINED WITHOUT CHARGE AT THE SEC'S WEB SITE, http://www.sec.gov. YOU CAN ALSO OBTAIN WITHOUT CHARGE COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS, AND OF THE DOCUMENTS INCORPORATED BY REFERENCE IN IT, BY WRITING OR TELEPHONING US AT THE ADDRESS AND TELEPHONE NUMBER LISTED BELOW.

If you have recently mailed your proxy, please accept our thanks and disregard this request.

Thank you for your time and effort.

Sincerely,



Ruth Abeshaus

Director of Investor and Public Relations
TALK.com Inc.
6805 Route 202
New Hope, PA  18938
Telephone:  (215) 862-1500